1

                                        Filed by The Limited, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                        Filed pursuant to Rule 14a-12 under
                                        the Securities Exchange Act of 1934

                                        Subject Company:  Intimate Brands, Inc.
                                        Commission File No. 1-13814

                                        Date:  March 7, 2002



         The following is the transcript of a recorded conference call which took place on Thursday, March 7, 2002 regarding the announcement by Intimate Brands, Inc. of February 2002 sales results.


                             INTIMATE BRANDS, INC.
                              February Sales Call
                                 March 7, 2002
                                7:00 a.m. (EST)

GOOD MORNING EVERYONE. THIS IS DEBBIE MITCHELL, VICE PRESIDENT OF
COMMUNICATIONS AND INVESTOR RELATIONS FOR INTIMATE BRANDS. THIS IS INTIMATE BRAND'S FEBRUARY SALES REPORT FOR THE FOUR WEEK PERIOD ENDING SATURDAY, MARCH 2, 2002.

BEFORE I BEGIN, AS A MATTER OF FORMALITY, I DO NEED TO REMIND YOU THAT ANY FORWARD LOOKING COMMENTS I MAKE TODAY ARE SUBJECT TO THE SAFE HARBOR STATEMENT FOUND IN OUR SEC FILINGS.

NOW, A REVIEW OF THE RESULTS FOR INTIMATE BRANDS OVERALL:

SALES FOR THE FOUR WEEKS ENDED MARCH 2, 2002 WERE $349.6 MILLION, COMPARED TO $338.1 MILLION FOR THE FOUR WEEKS ENDED MARCH 3, 2001. COMPARABLE STORE SALES WERE UP 1% FOR THE PERIOD VERSUS A NEGATIVE 5% COMP LAST YEAR. OUR MERCHANDISE MARGIN WAS UP SLIGHTLY VERSUS


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LAST YEAR AND INVENTORIES WERE DOWN 2 % ON A COST PER SQUARE FOOT BASIS.

NOW LET'S LOOK AT THE PERFORMANCE OF EACH BUSINESS:


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VICTORIA'S SECRET STORES & BEAUTY
---------------------------------

COMPARABLE STORE SALES FOR FEBRUARY WERE UP 7% COMPARED TO LAST YEAR'S COMP SALES OF A -6%. MERCHANDISE MARGINS WERE UP. INVENTORIES WERE DOWN VERSUS LAST YEAR ON A COST PER SQUARE FOOT BASIS.

THE VERY SEXY BRA CONTINUED TO ELICIT STRONG CONSUMER RESPONSE...AND ALONG WITH A GIFTABLE SLEEPWEAR ASSORTMENT DROVE SALES DURING THIS VALENTINE'S DAY MONTH.

FOR THE BEAUTY BUSINESS, THE PRESTIGE FRAGRANCE PORTFOLIO, INCLUDING THE MEN'S FRAGRANCE, "VERY SEXY FOR HIM", COMBINED WITH A STRONG RESPONSE TO PROMOTIONAL PRICING ON GARDEN PRODUCTS DROVE DOUBLE DIGIT COMP INCREASES IN FEBRUARY.

FOR MARCH AT THE LINGERIE STORES, YOU'LL BE SEEING A "BODY BY VICTORIA" MEGA EVENT FEATURING THE FULL LINE OF BODY BY VICTORIA PRODUCTS - AS WELL AS A NEW FULL COVERAGE STYLE BRA WITH AN EXPANDED SIZE ASSORTMENT. BODY BY VICTORIA TV ADVERTISING WHICH BEGAN MARCH 5TH, PRINT ADS AND A DIRECT MAIL CAMPAIGN SUPPORT THIS EVENT.

THE BEAUTY BUSINESS IS FEATURING THE "Pink" FINE FRAGRANCE COLLECTION..."PINK" CELEBRATES ITS FIRST YEAR ANNIVERSARY THIS MONTH BY INTRODUCING "PINK" BLUSHING LUXE LOTION.


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VICTORIA'S SECRET DIRECT
------------------------

SALES HERE WERE DOWN 7% TO LAST YEAR. MERCHANDISE MARGINS WERE FLAT AND INVENTORIES WERE DOWN.

SALES IN THE FIRST FIVE BOOKS OF THE SPRING SEASON, AND THE INTERNET BUSINESS WERE UP IN FEBRUARY VERSUS LAST YEAR. HOWEVER, THIS WAS MORE THAN OFFSET BY WEAK RESPONSE TO SALE BOOKS FEATURING LAST FALL'S MERCHANDISE.

THE GOOD NEWS IS THAT THE DIRECT BUSINESS IS CONTINUING TO GET GOOD TRACTION IN ITS MAJOR FOCUS AREAS IN BOTH LINGERIE AND CLOTHING.

BATH & BODY WORKS
-----------------

AT BATH & BODY WORKS, FEBRUARY COMPS WERE DOWN 8%. LAST YEAR COMPS WERE DOWN 3%. THE MERCHANDISE MARGIN WAS FLAT. INVENTORIES ON A COST PER SQUARE FOOT BASIS WERE UP MODESTLY.

AROMATHERAPY AND TRUE BLUE SPA DID WELL IN THE MONTH AND WE WERE PLEASED WITH CUSTOMER REACTION TO THE LAUNCH OF A NEW RESTORATIVE HAIR LINE. THE SPA AND THE NEW HAIR LINE WILL BE FEATURED THROUGH MID-MARCH.

MID-MONTH, A NEW FLOORSET WILL BE DEVOTED TO AROMATHERAPY, AS THE BUSINESS CONTINUES TO EMPHASIZE TRIAL OF THIS IMPORTANT NEW PRODUCT CATEGORY.


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SUMMARY

SO, IN SUMMARY, WHILE WE WERE PLEASED WITH FEBRUARY OVERALL, HISTORY HAS SHOWN THAT FEBRUARY IS NOT PREDICTIVE OF THE SPRING SEASON.

AS WE NOTED IN THE FOURTH QUARTER EARNINGS CALL LAST WEEK, THE COMPANY EXPECTS THE ECONOMIC AND RETAIL ENVIRONMENT TO CONTINUE TO BE CHALLENGING IN THE FIRST HALF OF 2002.

I ALSO WANT TO NOTE THAT WE DO HAVE THE EASTER SHIFT IMPACT IN MARCH AND APRIL. MARCH COMPS WILL BENEFIT FROM THIS SHIFT BUT APRIL COMPS WILL BE NEGATIVELY IMPACTED. FOR THE FULL QUARTER, AS WE INDICATED LAST WEEK, WE EXPECT COMPARABLE STORE SALES TO BE ABOUT FLAT FOR INTIMATE BRANDS. VICTORIA'S SECRET COMPS SHOULD BE UP IN THE MID-SINGLE DIGITS, AND BATH & BODY WORKS' COMPS SHOULD BE DOWN HIGH SINGLE DIGITS.

THANKS AGAIN FOR YOUR INTEREST IN INTIMATE BRANDS.


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                           Forward Looking Statements

         This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

         The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

         Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized.


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                             Additional Information

         In connection with the proposed exchange offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

         The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.